June 14, 2018

Mr. Ethan Horowitz

Accounting Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Parsley Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2017
Response Dated May 3, 2018
File No. 001-36463

Ladies and Gentlemen:

Set forth below are the responses of Parsley Energy, Inc. (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) by letter dated June 1, 2018, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2017, File No. 001-36463, filed with the SEC on February 28, 2018 (the “Form 10-K”). Concurrently with the submission of this letter, our legal counsel, Vinson & Elkins L.L.P., is confidentially submitting to the Staff certain supplemental information responsive to Comment No. 3 in a separate letter addressed to the address set forth above (the “Supplemental Letter”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K unless otherwise specified.

Form 10-K for Fiscal Year Ended December 31, 2017

Item 2 – Properties, page 43

Proved Undeveloped Reserves (PUDs), page 49

1. We note your response to prior comment 1 refers to your adoption of development plans that deferred a portion of planned capital expenditures in order to preserve future values. We also note the disclosure on page 74 of your Form 10-K which states that future cash flows are subject to a number of variables including the level of production and prices and the significant capital expenditures required to more fully develop your properties. Based on these statements, it appears that economic factors and significant uncertainties affect particular components of your proved reserves. Revise your disclosure to specifically address the extent to which your commitment to proceed with the development of proved undeveloped (“PUD”) locations depends on increases in commodity prices especially considering the change in estimated future

Securities and Exchange Commission

June 14, 2018

development costs from $992.2 million as of December 31, 2016 to $2.1 billion as of December 31, 2017 and the apparent insufficiency of cash flow from operations to fund development costs in recent periods (e.g., capital expenditures were $424.1 million compared to $227.0 million of net cash provided by operating activities in the quarter ended March 31,2018). Refer to FASB ASC 932-235-50-10.

RESPONSE: We advise the Staff that our commitment to proceed with the development of PUD locations does not depend on increases in commodity prices. Although our 2017 development plan deferred certain planned capital expenditures to the later portions of the five-year period covered thereby, these deferrals were not based on any expectation of rising commodity prices and, at the time of adoption of our 2017 development plan, we intended to proceed with the development of all scheduled PUD locations at commodity prices consistent with SEC pricing at the time of adoption. As noted in our letter to the Staff dated May 3, 2018 (the “Prior Letter”), in order to preserve future values, our development plans for 2015 and 2016 did defer certain planned capital expenditures to the later portions of the five-year periods covered by such plans. These deferments were based on lower short-term activity levels, which resulted in part from the decline in, and instability of, commodity prices that began in late 2014. While we expected at the time of our adoption of such plans that commodity prices would rise and stabilize over time, we nevertheless intended at the time of adoption of such plans to proceed with the development of all scheduled PUD locations at commodity prices consistent with SEC pricing at the time of adoption.

In connection with the adoption of our development plans, as well as our ongoing commitment thereto, we necessarily evaluate the costs that will be required to fund such development activities, as well as our anticipated sources of capital therefor. In this regard, we note that we intend to fund a portion of our development costs with cash flows from operations, which, as noted in the Staff’s comment, we disclosed in the Form 10-K as being subject to a number of variables, including the levels of production and prices, and the significant capital expenditures required to more fully develop our properties. However, as further disclosed in the Form 10-K, we also intend to finance a portion of future development costs “with cash on hand . . . and borrowings under our Revolving Credit Agreement. As of December 31, 2017, we had approximately $1,700.8 million of liquidity, with $703.5 million of cash and cash equivalents and short-term investments. Our borrowing base under the Revolving Credit Agreement [stood] at $1.8 billion, with a commitment level of $1.0 billion. There were no borrowings outstanding and $2.7 million in letters of credit outstanding as of December 31, 2017, resulting in availability of $997.3 million.” On April 30, 2018, we amended the Revolving Credit Agreement to, among other things, increase the borrowing base thereunder from $1.8 billion to $2.3 billion (although the aggregate elected commitments thereunder remained at $1.0 billion). Accordingly, we do not believe that our commitment to the development of our PUD locations, including with respect to the adequacy of financing therefor, reflects any significant uncertainty as it does not depend on increases in commodity prices or any related increases to our cash flows from operations.

In response to the Staff’s comment, however, we propose in future filings to revise our disclosure to clarify that our development plans are not dependent on increases in commodity prices and that we expect to utilize a variety of financing sources to fund our future development costs. Our proposed revised disclosure is set forth below (disclosure added to reflect our response

Securities and Exchange Commission

June 14, 2018

to this Comment 1 is denoted by underline; disclosure deleted to reflect our response to this Comment 1 is denoted by strikethrough; disclosure deleted to reflect our response to Comment 5 in the Prior Letter is denoted by bold and strikethrough):

“At the end of each year, we schedule a five-year capital expenditure plan based on our best available data and financial feasibility at the time the plan is developed. Our capital expenditure plan includes only PUD reserves that we are reasonably certain, based on SEC pricing at the time of adoption, will be drilled within five years of booking based upon management’s evaluation of a number of qualitative and quantitative factors, including: estimated risk-based returns; estimated well density; ~~commodity prices and~~ cost forecasts; recent drilling, recompletion or re-stimulation results and well performance; anticipated availability of services, equipment, supplies and personnel; seasonal weather; and changes in drilling and completion techniques and technology. Our PUD reserves do not include reserves associated with non-operated properties. This process is intended to ensure that PUD reserves are only booked for locations where a final investment decision has been made by us. Our five-year development plan generally does not contemplate a uniform conversion of PUD reserves in all of its producing areas or over the five-year period covered by such plan. Our board of directors annually reviews our expenditure plan and approves the capital budget for the first year of the development plan.

Following the adoption of our development plan based on information available at the time of such adoption, we review and, if the circumstances warrant, may revise the capital expenditure plan throughout the year and modify the plan after evaluating a number of factors, including: operational results; ~~current and expected future~~ decreases in, or volatility of, commodity prices; estimated risk-based returns; cost and availability of services, equipment and resources; acquisition and divestiture activity; and our current and projected financial condition and liquidity. If there are changes that result in certain PUD reserves no longer being scheduled for development within five years from the date of initial booking, we reclassify those PUD reserves to non-proved reserve categories. In addition, PUD locations and reserves may be removed from the development plan ahead of their five-year life expiration as a result of the changes in our development plan related to the factors enumerated above.

Costs incurred relating to the development of locations that were classified as PUDs at December 31, 2016 were approximately $65.1 million during the year ended December 31, 2017. Additionally, during 2017, we spent approximately $770.0 million drilling and completing other in-field wells which were not classified as proved as of December 31, 2016. Estimated future development costs relating to the development of PUDs at December 31, 2017 were projected to be approximately $313.2 million in 2018, $472.8 million in 2019, $498.9 million in 2020, $441.9 million in 2021 and $402.1 million in future periods. We intend to finance such development costs with cash on hand, cash generated by operations and borrowings under our Revolving Credit Agreement. ~~As we continue to develop our properties and have more well production and completion data, we believe we will continue to realize cost savings and experience lower relative drilling and completion costs as we convert PUDs into proved developed reserves in~~

Securities and Exchange Commission

June 14, 2018

~~upcoming years.~~ As of December 31, 2017, all of our PUD drilling locations were scheduled to be drilled within five years of their initial booking.”

2. As your response to prior comment 3 indicates that your annual development schedule may be revised, expand the disclosure of your internal controls over the reserve estimation process to address circumstances where events transpiring subsequent to the adoption of a development plan necessitate changes. Include a description of the process through which changes to your development schedule, such as the deferral of PUD locations to future years, are made and the extent to which such changes are reviewed and approved by management and the Board of Directors. Refer to Item 1202(a)(7) of Regulation S-K.

RESPONSE: We undertake to prospectively expand the disclosure of our internal controls over the reserve estimation process to address circumstances where events transpiring subsequent to the adoption of a development plan necessitate changes. Our proposed revised disclosure, which includes a description of the process through which changes to our development schedule are made and the extent to which such changes are reviewed and approved by management and the Board of Directors, is set forth below (disclosure added to reflect our response to Comment 1 above is denoted by underline; disclosure deleted to reflect our response to Comment 1 above is denoted by strikethrough; disclosure added to reflect our response to this Comment 2 is denoted by italics; disclosure deleted to reflect our response to this Comment 2 is denoted by italics and strikethrough; disclosure deleted to reflect our response to Comment 5 in the Prior Letter is denoted by bold and strikethrough):

“At the end of each year, we schedule a five-year capital expenditure plan based on our best available data and financial feasibility at the time the plan is developed. Our capital expenditure plan includes only PUD reserves that we are reasonably certain, based on SEC pricing at the time of adoption, will be drilled within five years of booking based upon management’s evaluation of a number of qualitative and quantitative factors, including: estimated risk-based returns; estimated well density; ~~commodity prices and~~ cost forecasts; recent drilling, recompletion or re-stimulation results and well performance; anticipated availability of services, equipment, supplies and personnel; seasonal weather; and changes in drilling and completion techniques and technology. Our PUD reserves do not include reserves associated with non-operated properties. This process is intended to ensure that PUD reserves are only booked for locations where a final investment decision has been made by us. Our five-year development plan generally does not contemplate a uniform conversion of PUD reserves in all of its producing areas or over the five-year period covered by such plan. Our board of directors annually reviews our expenditure plan and approves the capital budget for the first year of the development plan, including with respect to any material changes made to the plan during the prior year as a result of the factors discussed below.

Following the adoption of our development plan based on information available at the time of such adoption, we review and, if the circumstances warrant, may revise the capital expenditure plan throughout the year and modify the plan after evaluating a number of factors, including: operational results; ~~current and expected future~~ decreases in, or volatility of, commodity prices; estimated risk-based returns; cost and availability of

Securities and Exchange Commission

June 14, 2018

services, equipment and resources; acquisition and divestiture activity; and our current and projected financial condition and liquidity. Based on the foregoing review, we update our development plan each quarter to reflect any necessary changes, and such changes are then reviewed and approved by our senior management. Any material deviations from our capital expenditure budget and development plan are discussed with our board of directors.

Semi-annually and periodically as circumstances warrant, the Reserves Group conducts a detailed review on a lease-by-lease basis to assess whether potential PUD locations remain reasonably certain to be drilled on a timely basis within five years from their initial booking. If, upon completion of such review, the Reserves Group determines that any of the potential PUD locations that it identified may be unlikely to be transferred from PUDs to proved developed reserves within their anticipated development timeline, such locations are then reviewed by our senior management to determine whether we are committed to, and have sufficient resources necessary to, complete the proposed development plan. If our senior management determines that a proposed PUD location is not reasonably certain to be drilled within five years of initial booking or we are not sufficiently committed to pursuing its development, that PUD location is excluded from our subsequent estimation of our proved reserves and re-classified to non-proved reserve categories. ~~If there are changes that result in certain PUD reserves no longer being scheduled for development within five years from the date of initial booking, we reclassify those PUD reserves to non-proved reserve categories. In addition, PUD locations and reserves may be removed from the development plan ahead of their five-year life expiration as a result of the changes in our development plan related to the factors enumerated above.~~

Costs incurred relating to the development of locations that were classified as PUDs at December 31, 2016 were approximately $65.1 million during the year ended December 31, 2017. Additionally, during 2017, we spent approximately $770.0 million drilling and completing other in-field wells which were not classified as proved as of December 31, 2016. Estimated future development costs relating to the development of PUDs at December 31, 2017 were projected to be approximately $313.2 million in 2018, $472.8 million in 2019, $498.9 million in 2020, $441.9 million in 2021 and $402.1 million in future periods. We intend to finance such development costs with cash on hand, cash generated by operations and borrowings under our Revolving Credit Agreement. ~~As we continue to develop our properties and have more well production and completion data, we believe we will continue to realize cost savings and experience lower relative drilling and completion costs as we convert PUDs into proved developed reserves in upcoming years.~~ As of December 31, 2017, all of our PUD drilling locations were scheduled to be drilled within five years of their initial booking.”

3. Your response to prior comment 8 states that the acreage exchange with a third party during 2017 lacked commercial substance. Describe your comparison of the assets transferred and received in greater detail to support your conclusion that there was not a substantial difference in expected future cash flows. Among other relative factors, your response should address the impact of the acreage exchange on your ability to drill longer lateral lengths for

Securities and Exchange Commission

June 14, 2018

planned horizontal well development in your core Upton County position and to leverage existing operational efficiencies and infrastructure. Also, tell us the different categories of reserves considered in your analysis. In addition, explain how your assessment of the entity-specific value of the acreage received compared to the entity-specific value of the acreage transferred considered the improved development opportunities afforded by the completion of this transaction.

RESPONSE: On December 27, 2017, we closed a leasehold acreage exchange (the “Exchange”) with an unrelated third party. As set forth in the Prior Letter, pursuant to the Exchange, we traded 5,148 gross (2,921 net) acres for 3,200 gross (2,640 net) acres, which were located across various counties in west Texas. In connection with the Exchange, we did not pool assets or engage in joint operations with our counterparty. Based on a quantitative analysis performed at the time of the Exchange, our management determined that there was not a significant change in the configuration (i.e., amount, risk and timing) of estimated future cash flows as a result of the Exchange. Pursuant to Accounting Standards Codification (“ASC”) Topic 845, we assessed whether the configuration of the entity-specific estimated future cash flows from the assets received in the Exchange differed significantly from the configuration of the entity-specific estimated future cash flows of the assets transferred. In connection with this analysis, we considered the impact of the proved developed producing, proved undeveloped, probable and possible reserves associated with the exchanged assets.

Concurrently with the submission of this letter, our legal counsel, Vinson & Elkins L.L.P., is delivering to the Staff the Supplemental Letter, which, in addition to describing our comparison of the assets transferred and received in greater detail, also provides quantitative analysis to support our conclusion that there was not a substantial difference in expected future cash flows, including through discussion of ASC Topic 845 and the specific factors noted in the Staff’s comment. As set forth in the analysis in the Supplemental Letter, none of the three factors related to the configuration of estimated future cash flows were meaningfully altered as a result of the Exchange and, as a result, we concluded that the Exchange lacked commercial substance.

In evaluating the estimated future cash flows of the assets transferred and received in the Exchange, as described in ASC Topic 845 with regard to changes in configuration and entity-specific value, the analysis prepared at the time of the Exchange considered changes in timing, location, existing infrastructure and overall well design. In generating our projected revenue data for our estimated future cash flow projections, we utilized type curves that are specific to area, formation and lateral length. As detailed in the Supplemental Letter, the average anticipated lateral length of the wells to be drilled on the assets received in the Exchange was approximately 4,000 feet longer than that of the assets transferred in the exchange, which (i) allows for an increase in the number of two-mile laterals that can be drilled on the acquired acreage, which are more capital efficient than one- or one and a half mile laterals, and (ii) results in a higher estimated present value of future cash flows and accordingly drives the overall increase in risk-adjusted cash flows. As evidenced by the overall increase in average lateral lengths, the assets received are more favorable for development purposes than the assets transferred, as all acreage received was contiguous to our existing acreage and filled in gaps in part of our core Upton County development area. Further, as indicated by the relationship between gross and net acres, the assets received in

Securities and Exchange Commission

June 14, 2018

the Exchange have, on average, a higher working interest than the assets transferred in the Exchange. The assets transferred in the Exchange included a mix of acreage that either had a high working interest but which was not contiguous to our existing acreage, or which was contiguous to our existing acreage but had a relatively low working interest, in either case representing less desirable development factors. As such, the cash flow comparison described above takes into account the contrast between development plan configurations for the assets received in the Exchange as compared to those of the assets transferred in the Exchange. In addition, our comparative analysis included anticipated decreases in lease operating expenses through our leveraging of operational efficiencies and existing infrastructure. These expenses, which include expenses related to water disposal, compression, chemicals and power, vary by county and operating area and are inclusive of the impact to such items of lateral length, formation and existing infrastructure in those areas. However, notwithstanding the impact of such factors, the overall difference in estimated future cash flows was not substantial on either a risk-adjusted or unrisked basis, as discussed in greater detail in the Supplemental Letter. In part, this is due to the fact that, although the assets received in the Exchange facilitated longer lateral lengths and other efficiencies as compared to the assets transferred in the Exchange, the assets transferred included a greater amount of net acreage than the assets received.

In summary, the entity-specific comparisons of estimated future cash flows described above have taken into account the impact of anticipated increases in lateral lengths and the ability to leverage existing operational efficiencies and infrastructure afforded by the Exchange. We advise the Staff that the Supplemental Letter includes additional discussion and quantitative analysis of the factors leading to our conclusion that, notwithstanding the impact of the factors discussed above, the Exchange did not lead to a substantial difference in estimated future cash flows.

*        *        *         *        *

Securities and Exchange Commission

June 14, 2018

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

Very truly yours, PARSLEY ENERGY, INC.

By:	/s/ Ryan Dalton
Name:	Ryan Dalton
Title:	Executive Vice President and Chief Financial Officer

cc:

Colin Roberts, Parsley Energy, Inc.

Douglas E. McWilliams, Vinson & Elkins L.L.P.

Bob Dennis, KPMG LLP